UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-04850

Computer Sciences Corporation

(Exact name of registrant as specified in its charter)

1775 Tysons Boulevard

Tysons, Virginia 22102

(703) 245-9675

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $1.00 per share

4.450% Senior Notes due 2022

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $1.00 per share: One (1) holder

4.450% Senior Notes due 2022: Seventy-six (76) holders

Explanatory Note: On April 1, 2017, Computer Sciences Corporation (“CSC”) completed a merger transaction pursuant to which CSC merged with and into New Everett Merger Sub, Inc., a wholly owned subsidiary of DXC Technology Company, with CSC continuing as the surviving company and a wholly-owned subsidiary of DXC Technology Company. On the first day of CSC’s fiscal year, DXC Technology Company was the sole holder of CSC Common Stock, par value $1.00 per share.

Pursuant to the requirements of the Securities Exchange Act of 1934 Computer Sciences Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 18, 2017	By:	/s/ Paul N. Saleh
Name: Paul N. Saleh
Title: Executive Vice President & Chief Financial Officer